Exhibit 1

IncrediMail’s Second Quarter Revenue Increases 111% over same quarter last year, With EBITDA Increasing 90%

– Advertising Defines IncrediMail’s Direction –

TEL AVIV, ISRAEL – August 14, 2007 – IncrediMail Ltd. (NASDAQ:MAIL), an Internet company offering graphic rich content for Internet consumers, today reported continued growth in both revenue and net income for the second quarter and first six months of 2007.

Revenue in the second quarter of 2007 was $4.3 million, increasing 111%, compared with $2.0 million in the prior year’s second quarter. Six month revenue was $8.7 million, increasing 106%, compared with $4.2 million reported during last year’s six-month period. The increasing growth in advertising revenues was the main cause for the quarter-over-quarter continued revenue growth, smoothing out the seasonality the company had historically encountered.

Net income increased 59% to $0.6 million, or $0.06 per diluted share, in the second quarter of 2007, compared with $0.4 million, or $0.04 per diluted share, for the second quarter last year, and increased 55% to $1.5 million, or, $0.15 per diluted share, in the first six months of 2007, compared with $0.9 million, or $0.10 per diluted share reported last year.

Mr. Yaron Adler, Chief Executive Officer of IncrediMail said, “Revenue in the second quarter of 2007 practically attained the same record level achieved in the first quarter of this year, defying the Company’s historical seasonality pattern. During the second quarter, we continued to deliver on our strategy for 2007, introducing new and exciting products and monetizing our existing products. Only a few months after releasing the Japanese-language version of our program, we released the Chinese-language version, right on schedule. In addition, the beta version of our new instant messaging add-on product was just released and we are very excited about the demographic differentiation we believe these new products will attain. We will continue to focus our efforts on increasing future revenues, by continuing to moderately increase our investment in R&D, while accelerating our investment in marketing. Although we have already begun to realize the benefits of those investments, we anticipate a more significant impact on registered downloads and top-line growth towards the end of 2007 and into 2008.”

Mr. Yacov Kaufman, Chief Financial Officer of IncrediMail said, “We are very pleased to report on the success of the company’s strategy for evolving from a revenue model reliant on product sales, to a more diversified model led by advertising based revenues, accelerating our growth. Simultaneous with our strong top-line growth, EBITDA also nearly doubled in the second quarter of 2007, reaching $0.8 million, compared with $0.4 million in the second quarter of 2006. EBITDA in the first six months of 2007 was $1.8 million, compared with $1.0 million in the first six months of 2006. Our strong revenue and profitability enable us to continue investing in new marketing initiatives and products.”

Mr. Adler added, “Our plan for growth includes diversifying and leveraging our premium user base, while making important investments in our future. The increase in advertising revenues increases our effective monetization per user, enabling us to invest in new and increasingly effective marketing initiatives aimed at further increasing our user base and total revenue growth. Magentic, already registering 3.6 million downloads, generated over 5% of our revenues this quarter. We expect the release of our instant messaging product will bring new demographics and additional organic growth, and by the end of this year we plan to release our new Web 2.0 community website.

Highlights of the Second Quarter and First Half of 2007

–	Revenues double again:

Sales in the second quarter of 2007 offset the seasonality effect and maintained the robust levels set during the first quarter, providing for a record six months on a year-over-year basis.

Advertising revenues continued to provide the most aggressive growth and reached $1.9 million (45% of revenue) during the second quarter of this year, compared with $0.2 million (10% of revenue) during the second quarter of 2006. This growth was due to revenues generated by searches that IncrediMail referred to Google.

Subscription revenues in the first six months of 2007 also grew substantially, reaching $3 million, increasing by more than 60% versus the same period in 2006. This increase was a result of the Company’s continued emphasis on receiving revenue from the more lucrative subscriptions and securing their renewals, particularly from its anti-spam product, JunkFilter Plus. The Company achieved this without decreasing its one-time fee revenues.

–	Magentic reached 3.6 million registered downloads and monetization realized:

In the 12 months since its launch, Magentic has recorded more than 3.6 million registered downloads and has begun driving revenues. Revenues brought by this venue accounted for more than 5% of the Company’s top line during the second quarter.

–	Chinese version of IncrediMail released:

Only a few months after releasing the Japanese-language version of IncrediMail, the Company released the Chinese-language version of this product as well. With the completion of the translation, the Company is now addressing the localization of the content to these local markets and expects to do this together with a local partner. Management is very excited about introducing its products to a new and believed to be rapidly growing demographic, with the ultimate goal of incorporating them in its user base.

Mr. Adler concluded, “We continue to diversify our revenue streams and seek new areas and demographics to enhance our growth. The recent announcement of our instant messaging enhancement product is a perfect example of how we intend to diversify our demographics as we anticipate this product will attract a significantly younger audience than our other products. Creating these new growth engines is being done while we continue to set record sales numbers and significantly increase profits. Based on our proven success, this will remain our strategy for the coming year.”

Conference call instructions

IncrediMail will host a conference call to discuss its results for the second quarter and first six months of 2007 today, August 14th at 10:30 AM ET. We invite all those interested in hearing management’s discussion to join the call by dialing 1-(866)-585-6398. International participants may access the call by dialing 1-(416)-849-9626. A replay will be available for one week following the call by dialing 1-(866)-245-6755 for domestic participants or 1-(416)-915-1035 for international participants and entering conference passcode 166648 when prompted. Participants may also access a live webcast of the conference call through the investor relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the company’s website for 7 days.

About IncrediMail Ltd.

IncrediMail designs and markets an integrated suite of customized and entertaining Internet software products for the consumer market. Our products include: IncrediMail Xe, which allows users to personalize email messages with creative features and is offered free of charge; IncrediMail Premium, an enhanced version of IncrediMail Xe; IncrediMail Letter Creator, which enables further personalization of backgrounds; The Gold Gallery, a content database of additional backgrounds, animation and notifiers, JunkFilter Plus, an anti-spam solution, and Magentic, a desktop enhancing solution. IncrediMail generates revenue by the sale of these products and services; licensing and co-branding the Incredi brand to operators of third party websites; generation of searches and selling paid advertising and sponsored links on its website and email client. For more information about IncrediMail, visit www.incredimail-corp.com.

Non-GAAP measures

Use of Non-GAAP Financial Information – In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, IncrediMail uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash stock-based compensation expenses. IncrediMail’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of IncrediMail’s on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.

Forward-Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Mr. Jeff Holzmann
Executive Vice President
IncrediMail Inc.
jeff@incredimail.com

INVESTOR RELATIONS
Mr. Daniel Berg
The Investor Relations Group
212-825-3210
dberg@investorrelationsgroup.com

### Tables Follow ###

INCREDIMAIL LTD.
BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30, 2007	December 31, 2006
	(unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,821	$8,366
Marketable securities and short term deposits	26,923	17,381
Trade receivables	1,572	1,828
Deferred taxes	664	418
Other receivables and prepaid expenses	369	611

Total current assets	31,349	28,604

LONG-TERM ASSETS:
Severance pay fund	737	589
Deferred taxes	300	221
Long-term deposits	459	412
Restricted cash	95	92
Property and equipment, net	1,260	877
Goodwill	288	288
Intangible assets, net	344	341

Total long-term assets	3,483	2,820

Total assets	$34,832	$31,424

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$980	$464
Deferred revenues	3,566	3,703
Accrued expenses and other liabilities	3,913	2,876

Total current liabilities	8,459	7,043

LONG-TERM LIABILITIES:
Deferred revenues	904	951
Accrued severance pay	1,002	853

Total long-term liabilities	1,906	1,804

SHAREHOLDERS' EQUITY
Shares issued and outstanding: 9,399,458 and 9,456,198 at December
31, 2006 and June 30, 2007, respectively	24,467	22,577

Total liabilities and shareholders' equity	$34,832	$31,424

INCREDIMAIL LTD.
STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data), unaudited

	Quarter ended June 30,		Six months ended June 30,
	2007	2006	2007	2006

Revenues	$4,304	$2,036	$8,720	$4,237
Cost of revenues	350	164	707	334

Gross profit	3,954	1,872	8,013	3,903

Operating expenses:
Research and development	1,417	598	2,658	1,218
Selling and marketing	969	322	2,071	592
General and administrative	910	606	1,696	1,208

Total operating expenses	3,296	1,526	6,425	3,018

Operating income	658	346	1,588	885
Financial income, net	389	108	665	243

Income before taxes on income	1,047	454	2,253	1,128
Taxes on income	422	62	790	182

Net income	$625	$392	$1,463	$946

Net earnings per Ordinary share:

Basic	$0.07	$0.04	$0.16	$0.11

Diluted	$0.06	$0.04	$0.15	$0.11

Diluted weighted number of shares (in
thousands)	9,645	9,526	9,633	8,716

Non-GAAP adjustment:
Stock based compensation	$201	$135	$332	$197

Non-GAAP net income	$826	$527	$1,795	$1,143

Non-GAAP net earnings per share :
Basic	$0.09	$0.06	$0.19	$0.13

Diluted	$0.09	$0.06	$0.19	$0.12